Exhibit 23

The Board of Directors

XPO Logistics, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-166986) on Form S-8, the Registration Statement (No. 333-176700) on Form S-3, the Registration Statement (No. 333-112899) on Form S-3 of XPO Logistics, Inc. (formerly Express-1 Expedited Solutions, Inc.) of our report dated February 29, 2012, with respect to the consolidated balance sheets of XPO Logistics, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of XPO Logistics, Inc.

/s/ KPMG LLP

Chicago, Illinois

February 29, 2012